Exhibit 99.1

ZK International and its Subsidiary, XSigma Corporation, Announce

David Christensen as President and Bryon Bowers as VP Operations

WENZHOU, China, April 30, 2018 /PRNewswire/ -- ZK International Group Co., Ltd. (Nasdaq: ZKIN) (“ZKIN”, “ZK International” or the “Company”), today announced that the Company and its subsidiary, XSigma Corporation (www.xsigma.io), have named David Christensen as President and Bryon Bowers as VP Operations of XSigma Corporation.

David Christensen is currently President and CEO of TNT Blockchain Inc. (www.tntblockchains.com) and has more than 25 years’ experience in building manufacturing and supply chain companies. Mr. Christensen is a “Black Belt in Lean Six Sigma process improvements,” who is a recognized expert in Global Strategy Deployment with unique expertise in Global Supply Chain, POS Systems and Security, Logistics, Freight, Distribution, Inventory, Service Repairs, CRM, Customer Service and Call Center Operations. His International team includes industry experts in Engineering, IT Hardware, ERP Applications, Security Management, as well as Marketing and Public Relations. David graduated from Brigham Young University with a BA in Organizational Behavior. He has led management teams at multinational companies such as Compaq, HP, Cal Cartage, Qualcomm, Wal-Mart International, Rexnord Carlyle, Hypercom, and Verifone.

Bryon Bowers graduated from the University of Nebraska with a BS in Environmental Biology and received his MBA from the University of Utah. He began his career at Ryder Logistics as DC Manager Logistics, Manager for Logistics Services, and Program Manager at USCO Logistics, and lead Warehouse Management Systems and Transportation Management Systems implementations and applications for multibillion-dollar pharmaceutical companies. Bryon spent 7 years working as Director of Logistics and then VP of Logistics and Transportation at Rexnord Industries. He was Director of Global Logistics for Harley-Davidson Motor Company lead global distribution in China, India, and Singapore, helping Harley-Davidson grow globally. He later moved to Polaris Industries in Minneapolis, MN as the Director of Global Logistics, where he led the improvement of their global supply chain.

David Christensen commented, “We are pleased to be collaborating with ZK International and helping lead XSigma by implementing our patent pending technologies into their manufacturing processes. TNT Blockchain Inc. uses a real-time manufacturing, distribution, and inventory traceability system that helps prevent counterfeit products from suppliers and improves process efficiencies while reducing costs. By implementing blockchain technology into this supply chain, we will significantly reduce costs, human errors, and delivery delays. Additionally, the security of each transaction is enhanced and can be efficiently maintained, reducing fraud.”

These latest technological breakthroughs are critical to protect China from environmental threats and will help preserve ZK International’s commitment to supply clean water and safe gas. ZK International is now positioned to respond to these needs and provide the preeminent solution for a clean water supply and safe gas transmission. ZK is considered China’s leading stainless steel pipe manufacturer, investing in and creating this new, state of the art Intelligent Piping System (IPS) through their partnership with XSigma Corporation. (xsigma.io)

About ZK International Group Co., Ltd.

ZK International Group Co., Ltd. is a China-based designer, engineer, manufacturer, and supplier of patented high-performance stainless steel and carbon steel pipe products that require sophisticated water or gas pipeline systems. The Company owns 28 patents, 21 trademarks, 2 Technical Achievement Awards, and 10 National and Industry Standard Awards.  ZK International is preparing to capitalize on the $850 Billion commitment made by the Chinese Government to improve the quality of water, which in its current supply state is 70% unfit for human contact.  ZK International is Quality Management System Certified (ISO9001), Environmental Management System Certified (ISO1401), and a National Industrial Stainless-Steel Production Licensee that is focused on supplying steel piping for the multi-billion dollar industries of Gas and Water sectors.  ZK has supplied stainless steel pipelines for over 2,000 projects, which include the Beijing National Airport, the "Water Cube" and "Bird's Nest", which were venues for the 2008 Beijing Olympics.  Emphasizing superior properties and durability of its steel piping, ZK International is providing a solution for the delivery of high quality, highly sustainable, environmentally sound drinkable water to not only to the China market but to international markets such as Europe, East Asia, and Southeast Asia.

For more information please visit www.ZKInternationalGroup.com. Additionally, please follow the Company on Twitter, Facebook, YouTube, and Weibo. For further information on the Company's SEC filings please visit www.sec.gov.

About XSigma Corporation

XSigma Corporation, is a wholly-owned subsidiary of ZK International Group Co., Ltd. Together with ZK International, it has signed an exclusive worldwide distribution agreement with TNT Blockchain, Inc. to implement its patent pending software and blockchain technologies into its manufacturing process and supply chain management system. These technologies include, Track-n-Trace (“TNT”), which is designed to improve the traceability and inventory systems of small to medium sized manufacturing companies to track raw materials and finished goods at the source, supplier, or factory, through the entire supply chain to the end user. Combine the TNT with the Internet of Things (“IoT”) devices, every device within the manufacturing process is registered on the Blockchain to create a digital identity, which cannot be manipulated. Finally, the Blockchain technology would provide transparency and security, as permissions and identity the technology would require will ensure the appropriate visibility of transactions. For further information about XSigma, please visit its website at www.xsigma.io.

Safe Harbor Statement

This news release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended, and as defined in the U.S. Private Securities Litigation Reform Act of 1995. Without limiting the generality of the foregoing, words such as "may," "will," "expect," "believe," "anticipate," "intend," "could," "estimate" or "continue" or the negative or other variations thereof or comparable terminology are intended to identify forward-looking statements. In addition, any statements that refer to expectations, projections or other characterizations of future events or circumstances are forward-looking statements. These forward-looking statements are not guarantees of future performance and are subject to certain risks, uncertainties, and assumptions that are difficult to predict and many of which are beyond the control of ZK International.  Actual results may differ from those projected in the forward-looking statements due to risks and uncertainties, as well as other risk factors that are included in the Company’s filings with the U.S. Securities and Exchange Commission. Although ZK International believes that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate and, therefore, there can be no assurance that the results contemplated in forward-looking statements will be realized.  In light of the significant uncertainties inherent in the forward-looking information included herein, the inclusion of such information should not be regarded as a representation by ZK International or any other person that their objectives or plans will be achieved. ZK International does not undertake any obligation to revise the forward-looking statements contained herein to reflect events or circumstances after the date hereof or to reflect the occurrence of unanticipated events.

Investor Contact:

KCSA Strategic Communications

Valter Pinto, Managing Director

PH: +1 (212) 896-1242

ZKInternational@KCSA.com